Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Gunnar Stokholm to resign as CEO Australia and Other Markets

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, May 12, 2004 - Zurich Financial Services Group (Zurich) announced today that Gunnar Stokholm, 55, will resign at the end of 2004 and has stepped down effective immediately from his position as Chief Executive Officer (CEO) of Australia and Other Markets.

Gunnar Stokholm joined Zurich in 1995 as CEO of Zurich Denmark, and in 1999 he was appointed Head of Corporate Development at the Corporate Center and member of Zurich's Group Management Board. In November 2000 he became Head of the Business Development Division – IT/e-business, manufacturing and shared services. Gunnar Stokholm has held his current position as CEO of Australia and Other Markets since April 2002.

Existing reporting lines within the region remain unaltered.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN